SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 8 to Schedule 13D)

CONSOLIDATED WATER CO. LTD.
____________________________________________________________________________
(Name of Issuer)

Ordinary Shares
____________________________________________________________________________
(Title of Class of Securities)

G1981E10
____________________________________________________________________________
(CUSIP NUMBER)

J. Bruce Bugg, Jr.
Argyle Partners, Ltd.
Nations Bank Plaza
300 Convent Street, Suite 1500
San Antonio, Texas 78205
Tel. No.: (210) 224-1155

____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

April 25, 2002
____________________________________________________________________________
(Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .

CUSIP No. G1981E10	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Argyle Partners, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 507,662
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 507,662
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 507,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G1981E10	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS J. Bruce Bugg, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 509,622
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 509,622
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.99%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

Amendment No. 8 to Schedule 13D

          This Amendment No. 8 to Schedule 13D is being filed on behalf of Argyle Partners, Ltd., a Texas limited partnership ("Argyle Partners"), and J. Bruce Bugg, Jr. ("Mr. Bugg"), the sole shareholder and sole manager of Argyle Investment Co., LLC, a Texas limited liability company, being the sole general partner of Argyle Partners, as an amendment to the initial statement on Schedule 13D, relating to Ordinary Shares of Consolidated Water Co. Ltd. purchased by Argyle Partners for the account of Argyle/Cay-Water, Ltd., a Texas limited partnership ("ACWL"), of which Argyle Partners is the sole general partner, as filed with the Securities and Exchange Commission (the "Commission") on April 21, 1997, amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 29, 1997, amended by Amendment No. 2 to Schedule 13D filed with the Commission on August 4, 1997, amended by Amendment No. 3 to Schedule 13D filed with the Commission on August 9, 1997, amended by Amendment No. 4 to Schedule 13D filed with the Commission on August 26, 1997, amended by Amendment No. 5 to Schedule 13D filed with the Commission on September 5, 1997, amended by Amendment No. 6 to Schedule 13D filed with the Commission on April 2, 1998, and further amended by Amendment No. 7 to Schedule 13D filed with the Commission on June 9, 1998 (as amended, the "Amended Schedule 13D"). The Amended Schedule 13D is hereby further amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer

          (a)     As of April 25, 2002, Argyle Partners and Mr. Bugg are beneficial owners of 507,662 Ordinary Shares of the Issuer or 12.94% of the shares outstanding. The 507,662 shares described above are beneficially owned by Argyle Partners and Mr. Bugg for the account of ACWL. Mr. Bugg is also individually, the beneficial owner of an additional 1,960 Ordinary Shares of the Issuer which when added to the 507,662 shares described above equal a total aggregate of 509,622 shares or 12.99% of the shares outstanding.

          The number of shares beneficially owned by Argyle Partners and Mr. Bugg and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Argyle Partners and Mr. Bugg on April 25, 2002, is based on 3,920,313 outstanding Ordinary Shares of the Issuer, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and filed with the Commission on March 29, 2002.

          (b)     Argyle Partners and Mr. Bugg for the account of ACWL have the power to vote and dispose of the Ordinary Shares held by such entity.

          (c)     The transactions in the Issuer's securities by Argyle Partners since April 1, 2002 are as follows:

Transaction Date	Buy/Sell	Quantity (shares)	Price per Share ($)

4/9/2002	Exercise of Option	30,000	6.0

          (d)     Not Applicable.

          (e)     Not Applicable.

Item 6.	Contracts Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 of the Amended Schedule 13D is hereby amended by adding the following paragraphs to the end thereof:

          The Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the Commission on March 29, 2002, confirms the grant of certain options to Mr. Bugg. On May 1, 2000, the Issuer granted an option to Mr. Bugg to purchase 30,000 Ordinary Shares of the Issuer. This option is exercisable for US$6.75 per share and may be exercised any time up to May 1, 2003. On December 10, 2001, the Issuer granted an option to Mr. Bugg to purchase 30,000 Ordinary Shares of the Issuer. This option is exercisable for US$11.17 per share and may be exercised any time up to December 9, 2004.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2002	Argyle Partners, Ltd.

	By:	Argyle Investment Corporation, as general partner ______________________________
Name: J. Bruce Bugg, Jr.
Title: Chairman and Chief Financial Officer

J. BRUCE BUGG, JR. ____________________________________
J. Bruce Bugg, Jr.